Mail Stop 0407

August 26, 2004

Mr. Philippe Sanchez
President
Photoworks, Inc.
1260 16th Avenue West
Seattle,  WA 98119

	RE:	Photoworks, Inc.
		Form 8-K filed August 4, 2004
		File No.  0-15338

Dear Mr. Sanchez:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed
at the end of this letter.
1. When you engage a new accountant, please report the engagement in
a new Form 8-K and comply with the requirements of Regulation S0K
Item 304 (a)(2).  In making any disclosures about consultations with
your new accountants, please ensure you disclose any consultations up
through the date of the engagement.
2. To the extent that you make changes to the Form 8-K to comply with
our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.
*    *    *    *


      Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Any questions regarding these comments may be directed to Kathleen Kerrigan, Staff Accountant, at (202) 942-1944.

							Sincerely,



							Kathleen Kerrigan
							Staff Accountant



Mr. Philippe Sanchez
Photoworks, Inc.
August 26, 2004
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